Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                                            Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)

c/o Norton Rose Fulbright Canada LLP

1 Place Ville Marie

Suite 2500

Montreal, QC

H3B 1R1

Item 2                                                            Date of Material Changes

July 18 and July 20, 2017.

Item 3                                                            News Release

On July 18, 2017 and July 20, 2017, the Company issued news releases indicating the material changes, which were disseminated on the Business Wire news service.

Item 4                                                            Summary of Material Changes

On July 18, 2017, the Company announced that it had been notified by the U.S. Food and Drug Administration (the “FDA”) that the Company’s New Drug Application (“NDA”) seeking approval of Macrilen™ (macimorelin) for the evaluation of growth hormone deficiency in adults (“AGHD”) had been accepted as a complete response to the FDA’s November 5, 2014 Complete Response Letter and granted a PDUFA date of December 30, 2017. The Company also announced that Mr. Kenneth Newport is no longer a member of the Board of Directors effective as of July 12, 2017.

On July 20, 2017, the Company announced that it had formed a special committee of independent directors (the “Strategic Review Committee”) to consider and evaluate various strategic and financing alternatives available to the Company to maximize shareholder value, including continuing to execute on its existing business plan and/or considering and recommending changes to the Company’s management and governance. The Company also announced that David A. Dodd ceased to be the Company’s President and CEO with immediate effect and that the board of directors of the Company (the “Board”) had appointed Michael Ward as the Company’s Chief Executive Officer.

Item 5.1                                                  Full Description of Material Changes

On July 18, 2017, the Company announced that it had been notified by the FDA that the Company’s NDA seeking approval of Macrilen™ (macimorelin) for the evaluation of AGHD had been accepted as a complete response to the FDA’s November 5, 2014 Complete Response Letter and granted a PDUFA date of December 30, 2017. The Company also announced that Mr. Kenneth Newport is no longer a member of the Board of Directors effective as of July 12, 2017.

On July 20, 2017 the Company announced that it had formed a Strategic Review Committee to consider and evaluate various strategic and financing alternatives available to the Company to maximize shareholder value, including continuing to execute on its existing business plan and/or considering and recommending changes to the Company’s management and governance. The Strategic Review Committee will be chaired by Carolyn Egbert, and includes Michael Cardiff. The Strategic Review Committee is in the course of engaging a financial advisor to assist with this process. The Company stated in its press release that it has reached an important point in its evolution and wishes to conduct a strategic review of its plans, resources and opportunities, in order to best position itself to maximize stakeholder value. There can be no assurance that evaluation of strategic alternatives will result in any transaction being pursued, entered into or consummated. The Company stated that it does not intend to make further comment in regard to this process except as required by applicable securities laws or the policies of NASDAQ and the Toronto Stock Exchange.

The Company also announced that David A. Dodd ceased to be the Company’s President and CEO with immediate effect on July 20, 2017 and that it had appointed Michael Ward as the Company’s Chief Executive Officer.

In addition, the Company hereby discloses that its principal German subsidiary, Aeterna Zentaris GmbH, and such subsidiary’s Works Council approved a restructuring program (the “Restructuring Program”), which is being rolled out as a consequence of the negative Phase 3 clinical trial results of Zoptrex™ announced by the Company on May 1, 2017 and the related impact on the Company’s product pipeline. The Restructuring Program is also part of the continued strategy to transition the Company into a commercially operating specialty biopharmaceutical organization. The goal of the Restructuring Program is to reduce to a minimum the Company’s research and development activities and is expected to result in the termination of approximately 25 employees of the German subsidiary. The Company expects to commence implementing the Restructuring Program before the end of 2017, with staff departures expected to be completed over a period of approximately 18 months. Total restructuring costs associated with the Restructuring Program will be recorded during the three-month period ended September 30, 2017 and will include severance payments and other directly related costs. The total cost of the Restructuring Program is expected to be approximately US$2.0 million.

Item 5.2                                                  Disclosure for Restructuring Transactions

Not applicable.

Item 6                                                            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

Further information regarding the matters described in this report may be obtained from Geneviève Lemaire, VP Finance and Chief Accounting Officer. Geneviève Lemaire is knowledgeable about the details of the material change and may be contacted at +1 581-996-1641.

Item 9                                                            Date of Report

July 24, 2017.